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EXHIBIT 21.1

TIPPERARY CORPORATION AND SUBSIDIARIES

Corporation	State or Other Jurisdiction of Incorporation
Tipperary Corporation	Texas
Tipperary Oil & Gas Corporation	Texas
Tipperary Oil & Gas (Australia) Pty Ltd	Australia
Burro Pipeline Corporation	New Mexico

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TIPPERARY CORPORATION AND SUBSIDIARIES